TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 430-7072  Fax:  (780) 930-7073

January 10, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

SUCCESSFULLY COMPLETES CONVERSION OF DEBT

Titan Trading Analytics Inc. (the “Corporation”) announces it has completed a Shares for Debt transaction. The debt extinguished was $209,809.00 and 1,748,408 common shares in the capital of the Corporation have been issued at a deemed price of $0.12.

The issuance of common shares in the capital of the Corporation will not result in a change of control; is pursuant to exemptions from prospectus and registration requirements; and is subject to a 12-month hold period.

Pursuant to this transaction, Mr. Kenneth W. Powell, President of the Corporation will be issued 742,533 common shares upon conversion of debt in the amount of $89,104.00. As a result, Mr. Powell will hold 3,845,833 (23.8%) of the Common Shares, options to acquire 400,000 Common Shares, and Warrants entitling the holder to acquire 1,300,000 Common Shares on exercise of the Warrants.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.